Exhibit 99.2

Management Discussion and Analysis

The following management discussion and analysis of results of operations and financial position (“MD&A”) should be read in conjunction with the consolidated financial statements and notes for the quarter ended July 31, 2004 (“the first quarter of FY 2005”) and the audited financial statements and notes for the fiscal year ended April 30, 2004 (“FY 2004”).  This MD&A is prepared as of September 1, 2004 and updates our financial condition and results of operations from the MD&A included in our FY 2004 Annual Report (the “Annual MD&A”).  The Annual MD&A was prepared with reference to National Instrument 51-102 of the Canadian Securities Administrators (“NI 51-102”)and as a result this MD&A is prepared on the basis of the disclosure requirements for interim MD&A in NI 51-102.  This MD&A, and other reports, statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements, including statements regarding the future success of our business and technology strategies, future market opportunities and future financial performance or results. These forward-looking statements are neither promises nor guarantees, but rather are subject to a number of risks and uncertainties, each of which could cause actual results to differ materially from those described in the forward-looking statements.  Some of the risks and uncertainties that may cause such variation are discussed below.  You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made.  You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise more frequently than our quarterly reporting of financial results.  You should understand that the sole purpose of discussing these risks and uncertainties is to alert you to certain factors which could cause actual results to differ materially from those described in the forward-looking statements and not to describe facts, trends and circumstances that could have an impact on the Company’s results.

Our financial statements (and all financial data that has been derived therefrom and included in this MD&A) are prepared and filed in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 10 to our consolidated financial statements sets out the differences between accounting principles generally accepted in the United States (“U.S. GAAP”) and Canadian GAAP that would affect our consolidated financial statements.  As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac”, “we”, “our”, “us”, “the Company” or similar expressions refer to Geac Computer Corporation Limited and its consolidated subsidiaries.  All dollar amounts herein are expressed in U.S. dollars unless otherwise noted, and references to “FY” are references to our fiscal year end, which ends on April 30 of each year.

This MD&A, the related financial statements and notes and additional information about Geac, including Geac’s Annual Information Form and its Annual Report for FY 2004, can be viewed on the Company’s website at www.geac.com and through the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

Geac’s common shares trade on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” had 85,458,927 common shares issued and outstanding on September 1, 2004.

Overview

We are a leading global provider of software solutions for business performance management (“BPM”), providing customers worldwide with financial and operational technology solutions to improve their business performance.  Geac Performance Management (“GPM”) is a product suite that allows our customers to take transactional data and put it in a form that permits it to be used to make operational decisions.  We also offer our customers integrated products that permit this data to be used to identify, develop and manage strategic decisions.

Our software solutions include cross-industry enterprise application systems (“EAS”) that offer, financial administration and human resources functions, expense management, time capture, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning (“ERP”) applications for manufacturing, distribution, and supply chain management.  We also provide EAS products for certain vertical markets such as local government, libraries and the construction industry, as well as industry-specific applications (“ISA”) for the real estate, property management, restaurant and public safety marketplaces.  In addition, we provide a broad range of professional services related to our software, including application hosting, consulting, implementation and integration services, and training.

Today we provide our software and services to approximately 18,000 customers worldwide, and we assist many of the largest companies in the world who rely on our software applications for their financial transaction analysis and operational processing.  Geac is headquartered in Markham, Ontario and employs approximately 2,300 people globally.

Economic and Market Environment

Because our results for the first quarter of FY 2005 reflect growth in certain of our legacy products and continued overall growth in the quarter over the previous year’s quarter, we believe that our initiative to increase license revenue growth through the implementation of three strategies - build, buy and partner - continues to gain momentum.  We have implemented these strategies in response to the following key market and customer trends that impact our business model and product offerings:

Industry Consolidation – Based on our own observations and those of industry analysts, we believe the software industry in general, and the ERP market specifically, continue to consolidate.  This has resulted in an environment in which we often compete with large, independent software suppliers that exert significant pricing pressures.  We assessed this trend, including the maturation of the ERP market, and have responded with focused development in product lines that we expect to capitalize on emerging market opportunities, such as development of our Web-enabled expense management product and the Sarbanes Oxley compliance product within our GPM product family.  GPM offers solutions that help improve business performance by enabling a range of transactional activities, business processes and measurement and analytical tools.  Based on our experience with these products, we believe that these tools are critical to managing a business.  Fueled by demands to : produce growth while constraining expenses, manage increasingly complex businesses, and comply with a myriad of reporting requirements, our salespeople have observed that this capability appears to be a growing priority for our customers.

Measurable Return on Investment (“ROI”) – In our experience with customers and potential customers, enterprisesare focused on solutions that provide a measurable ROI and solutions that address specific needs.  Central to a Chief Financial Officer’s purchasing decision is whether implementing a technology solution will generate a prescribed payback, will meet the current business requirements for regulatory compliance, and will provide a competitive advantage.  Our response has been to offer integrated solutions that connect an enterprise’s front office and back office technology systems to enhance financial management over end-to-end business processes.  The goal is to assist our customers in retaining their existing ERP systems, thereby avoiding the high costs, and low returns of replacing their ERP system.  We also offer hosted services for some of our products, including Geac Expense Management, Local Government, Interealty’s MLxchange, and our French EAS product, Anael, which enable our customers to access technology and integrate it into their environment more quickly and at a lower cost.

Integrated Business Solutions – We believe, based on feedback from our customers, that customers desire integrated, end-to-end solutions that link their transactional data and business processes along their financial value chain.   One of our strategic objectives is to transform Geac into a software company uniquely geared to optimizing our customers’ financial value chain.  Our legacy products and services have addressed the transactional activities of our customers, but our growth strategy continues to focus on the development and acquisition (outright or through partnerships) of software to manage the processes and measurement of their businesses.  We have begun to integrate GPM products into some of our and third-party ERP product offerings in both the EAS and ISA segments to deliver to our customers the integration required to measure and manage their businesses.

Geac Growth Strategy

Software Revenue Growth

We intend to (i) expand relationships with our existing customers by offering them new products and features that improve the productivity and return on investment of those customers’ existing business processes, and (ii) attract new customers by delivering a suite of software solutions.  We view Chief Financial Officers as our principal customers.  We strive to offer products and services that help such constituents improve their businesses’ performance while utilizing their existing information technology investments.  We need to continue to identify compelling products that expand upon and complement our existing suite of performance management products and then employ a combination of three strategies to aggregate those complementary target product offerings: build, buy and partner.

Build:  Organic Growth

Selling new software licenses has played an important role in our recent growth strategy, but the emphasis and urgency we place on that task is, and will continue to be, even greater.  We need to continue to invest in new product development so we can offer our customers an enhanced portfolio of performance management solutions.

Software license revenue is the principal driver for professional services revenue and support revenue and, therefore, software license revenue needs to increase as a percentage of the revenue mix to generate greater total revenue growth.  Furthermore, our ability to increase software license revenue is an essential component in offsetting the attrition in maintenance contract renewals we have experienced in the past and expect to continue.

We have identified the following key business drivers:

Geac Performance Management – BPM solutions allow enterprises to gain better control over their financial systems and meet the growing demand for effective, accurate and timely decision making.  GPM is our integrated product suite that enables companies to manage their data effectively, accurately and on a timely basis to make operational decisions.  Its more sophisticated features allow companies to tighten the link between business strategy formulation and operational execution.  GPM can be integrated with many general ledger, ERP, Customer Relationship Management (“CRM”), and other applications provided by us and other software vendors.  Our GPM solutions can also assist customers to comply with increasing regulatory requirements.

Product Expansion – We continue to develop new products and services and enhance our existing products and services as a means of increasing our offerings to our customers and driving organic growth.  In the first quarter of FY 2005, we announced four internally developed products: SmartStream 7.0, Geac Expense Management “Thin Client,” and AMSI’s eFinancials, as well as Geac Compliance, which we developed with one of our partners. A second component of expansion is introducing our products to new geographic regions, such as the launch of Vubis Smart into the North American market.  The third component is expanding the value and functionality of our existing products by integrating them with our GPM product suite.  In FY 2005 we plan to integrate GPM into our System21, Anael, SmartStream, Libraries, Local Government, and Commercial Systems product suites.

Maintenance Revenue – Maintenance revenue is the largest component of our business.  Reductions in the rate of maintenance revenue attrition sustains more resources to invest in our growth strategy.  To reduce the attrition rate, we have looked at initiatives beyond updating and expanding our product portfolio to provide our customers with incentives to maintain their support coverage.  In FY 2004, we introduced Value for Maintenance (“VFM”) in connection with certain of our products.  VFM is a value-based maintenance offering to users of our mainframe software products that delivers new technology and simplifies the Web-enablement of, and integration with, Geac and non-Geac systems.  Multiple-year contracts have also been offered as part of this program with incentives to motivate customers to extend our relationship.  Approximately 70 customers have joined the program and signed multi-year contracts.

Buy:  Growth Through Acquisitions

Our acquisition strategy is to continue to identify and acquire suitable technologies and technology companies.  We are looking for BPM technologies and companies that would enhance our integrated offering, and for products that are synergistic with, and could be consolidated into, our existing business lines.  We are focused on acquiring additional technology solutions which will address the critical issues facing the Chief Financial Officer, such as key performance metric analysis, full cost profitability measurement, treasury and cash management, risk management, contract management and multi-regulatory regime compliance.  We are targeting technology products and services that we would expect to leverage back into our customer base to deepen our relationship with our customers.

To support our acquisition strategy, Geac appointed Larry Kaplan as Senior Vice President in the first quarter of FY 2005.  Mr. Kaplan’s responsibilities include corporate development activities, including mergers and acquisitions and strategic partnerships.  Mr. Kaplan will focus his efforts on identifying and qualifying technology companies with software that compliments our BPM suite, and those with businesses that can be consolidated into our existing product lines.

Partner:  Key Relationships

In the first quarter of FY 2005, we announced a new alliance relationship with American Express Tax and Business Services Inc. (“AMEX TBS”).  As a result, AMEX TBS now offers GPM to its North American customers.  Our alliance with AMEX TBS combines the financial services expertise of AMEX TBS with our technology strengths to extend GPM to a broader audience.

Results of Operations

Three Months Ended July 31, 2004 compared to the Three Months Ended July 31, 2003

(all dollar figures in tables are presented in thousands of U.S. dollars)

Revenue

	Three Months Ended July 31,		$ change 2003 to 2004	% change 2003 to 2004
	2004	2003

Software	$15,495	$12,849	$2,646	20.6%
Support and services	89,470	82,452	7,018	8.5%
Hardware	1,903	6,224	(4,321)	-69.4%
	$106,868	$101,525	$5,343	5.3%

Total revenue increased 5.3% to $106.9 million for the first quarter of FY 2005, compared to $101.5 million in the first quarter of FY 2004.  This increase in revenue is attributable to an increase in software license revenue of 20.6%, or $2.6 million, and to an increase in support and services revenue of 8.5%, or $7.0 million.  These increases were offset by a decline in hardware revenue of 69.4% or $4.3 million.  This decline was expected due to the continued pressure of lower prices and margins associated with the hardware revenue stream.  We continue to sell hardware mainly as an accommodation to our customers.  As a percentage of total revenue, software license revenue increased 14.6% to 14.5% for the first quarter of FY 2005, compared to 12.7% in the first quarter of FY 2004.  The year over year quarterly software revenue growth was predominately due to license revenue in our GPM suite of products; however, we also experienced continued organic license revenue growth from some of our legacy products such as SmartStream, System21 and Libraries.  Software license revenue within our legacy products is comprised of both new software license revenue and tier upgrades.  With the trend of industry consolidation, we continue to be in competitive bidding situations in substantially all of our sales opportunities.

Revenue - Segmented

	Three Months Ended July 31,		$ change 2003 to 2004	% change 2003 to 2004
	2004	2003

EAS	$84,440	$77,586	$6,854	8.8%
ISA	22,428	23,939	(1,511)	-6.3%
	$106,868	$101,525	$5,343	5.3%

Total revenue in the EAS segment increased 8.8% to $84.4 million for the first quarter of FY 2005, compared to $77.6 million in the first quarter of FY 2004.  This increase in revenue is primarily attributable to sales from the GPM suite of products.  The increase in EAS revenue was due to an increase in both software and services and support.  This increase was offset by a decline in hardware revenue, which was expected.  Software license revenue increased 29.3% or $3.0 million, from $10.3 million in the first quarter of FY 2004 to $13.3 million in the first quarter of FY 2005, primarily as a result of GPM software sales.  Support and services revenue increased 12.1%, or $7.5 million, from $62.1 million in the first quarter of FY 2004 to $69.7 million in the first quarter of FY 2005.  Hardware revenue declined 72.1%, or $3.7 million, from $5.1 million in the first quarter of FY 2004 to $1.4 million in the first quarter of FY 2005.  The decline in hardware revenue of $3.7 million was primarily comprised of the following: a $1.2 million decline in the Anael business (due to the transfer to a third party of Anael’s hardware business in the first quarter of FY 2005, consistent with our strategy to move away from this type of low-margin business), a $1.9 million decrease in the System 21 business mainly due to competitive pricing pressure, and a decline in revenue of $0.5 million as a result of the sale of the northern division of our Network and Technical Consulting (“NTC”) business in the third quarter of FY 2004.

Revenue in the ISA segment declined $1.5 million, or 6.3%, from $23.9 million in the first quarter of FY 2004 to $22.4 million in the first quarter of FY 2005.  This $1.5 million decline was primarily attributable to: a $0.8 million decline in the Construction/Property business due to growing competition in this market and continued maintenance attrition, and to a $0.6 million decline in the Restaurants business primarily attributable to a decrease in hardware sales.

Quarterly Results

The following table sets forth the unaudited consolidated statements of earnings for each of our last eight fiscal quarters.  Our data has been derived from our unaudited consolidated statements of earnings that have been prepared on the same basis as the annual audited consolidated statements of earnings and, in our opinion, include all adjustments necessary for a fair presentation of such information.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto for FY 2004 and FY 2003.  The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period

Condensed Consolidated Quarterly Statements of Earnings

(In thousands of U.S. dollars, except per share data)

	2003			2004				2005
	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1

Total revenues	$101,937	$102,588	$102,588	$101,525	$111,467	$116,175	$116,105	$106,868

Cost of revenues	41,964	41,863	39,785	40,836	45,142	45,863	43,255	37,471

Gross profit	59,973	60,725	62,803	60,689	66,325	70,312	72,850	69,397

Operating expenses	41,259	42,494	60,914	46,488	50,275	51,108	50,067	48,825

Earnings from operations	18,714	18,231	1,889	14,201	16,050	19,204	22,783	20,572

Net earnings	11,643	12,013	(2,265)	9,407	10,746	14,437	22,576	13,512

Basic EPS	0.15	0.15	(0.03)	0.11	0.13	0.17	0.27	0.16

Diluted EPS	0.15	0.15	(0.03)	0.11	0.13	0.17	0.26	0.15

Gross Profit

	Three Months Ended July 31,		% change 2003 to 2004
	2004	2003

Margin on software revenue	89.2%	85.5%	3.7%
Margin on support and services revenue	61.7%	59.1%	2.6%
Margin on hardware revenue	19.3%	15.5%	3.8%
Margin on total revenue	64.9%	59.8%	5.1%

Gross profit increased by $8.7 million, or 14.3%, from $60.7 million in the first quarter of FY 2004 to $69.4 million in the first quarter of FY 2005.  Total revenue increased by 5.3% over the same period.  Gross profit margins increased in software, support and services, and hardware such that gross profit margins increased overall from 59.8% in the first quarter of FY 2004 to 64.9% in the first quarter of FY 2005.  Higher margin software and support and services revenue continues to replace lower margin hardware revenue, which is having a positive impact on the overall gross margin; however, it is uncertain if the gross margin improvement will continue in future quarters.

Operating Expenses

Operating expenses increased 4.9% to $48.8 million in the first quarter of FY 2005, compared to $46.5 million in the first quarter of FY 2004.  Sales and marketing, product development, and general and administrative expenses increased by $1.4 million primarily as a result of the acquired Comshare business and the cost of accounting for the fair value of options (which was adopted in the fourth quarter of FY 2004).  The compensation expense included in operating expenses related to the options was approximately $0.9 million in the first quarter of FY 2005.  As a percentage of total revenue, operating expenses decreased from 45.8% in the first quarter of FY 2004 to 45.7% in the first quarter of FY 2005.

	Three Months Ended July 31,		$ change 2003 to 2004	% change 2003 to 2004
	2004	2003

Sales and marketing	$18,534	$16,139	$2,395	14.8%
Product development	14,393	13,298	1,095	8.2%
General and administrative	14,305	16,430	(2,125)	-12.9%
	$47,232	$45,867	$1,365	3.0%

Sales and Marketing - Sales and marketing expenses increased $2.4 million, or 14.8%, in the first quarter of FY 2005 compared to the first quarter of FY 2004.  As a percentage of total revenue, sales and marketing expenses increased from 15.9% in the first quarter of FY 2004 compared to 17.3% in the first quarter of FY 2005, reflecting higher personnel costs and sales and marketing costs incurred in connection with efforts to increase new software sales.  Sales and marketing expenses may increase in the future as a percentage of total revenue as we continue to focus on growing new software license revenue.

Product Development - Product development expenses increased $1.1 million, or 8.2%, in the first quarter of FY 2005 compared to the first quarter of FY 2004.  As a percentage of total revenue, product development expenses increased from 13.1% in the first quarter of FY 2004 to 13.5% in the first quarter of FY 2005.  This increase in product development expenses is primarily attributable to the addition in the first quarter of FY 2005 development expenses related to the Comshare business acquired in the second quarter of FY 2004 and our focus on organic growth.  We expect product development expenses to continue at this rate as we continue to execute on our strategy of enhancing and integrating our suite of products.

General and Administrative - General and administrative expenses decreased $2.1 million, or 12.9%, in the first quarter of FY 2005 compared to the first quarter of FY 2004.  As a percentage of total revenue, general and administrative expenses decreased from 16.2% in the first quarter of FY 2004 to 13.4% in the first quarter of FY 2005.  Whereas the first quarter of FY 2004 was negatively impacted by $3.4 million relating to legal settlements and professional fees, similar expenses were not incurred in the first quarter of FY 2005.  Going forward, it is anticipated that general and administrative expenses will be adversely and significantly impacted by new corporate governance regulations and requirements.

Net Restructuring and Other Unusual Items - Net restructuring and other unusual items in the first quarter of FY 2005 was a credit of $0.7 million, compared to a credit of $0.1 million in the first quarter of FY 2004.  This credit of $0.7 million was mainly due to the release of premises reserves in our European business that were accrued in prior years which, upon management’s review, were determined to be no longer required.  The credit of $0.1 million in the first quarter of FY 2004 included a $0.5 million reversal of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a $0.4 million charge for severance related to the restructuring of our business in North America.

Amortization of Intangible Assets - Amortization of intangible assets increased from $0.8 million in the first quarter of FY 2004 to $2.2 million in the first quarter of FY 2005.  This increase is attributable to amortization of intangible assets of Comshare, which was acquired in the second quarter of FY 2004.

Interest Income - Interest income in the first quarter of FY 2005 was $0.5 million, compared to $0.4 million in the first quarter of FY 2004, primarily as a result of higher average cash balances in the first quarter of FY 2005.

Interest Expense - Interest expense increased by $0.3 million in the first quarter of FY 2005 compared to the first quarter of FY 2004.  This increase was attributable to the amortization of the financing costs related to the $50 million credit facility obtained in FY 2004.

Other Expense - Other expense, attributable to a net loss on foreign exchange primarily due to the continued strengthening of the British Pound Sterling and the Euro against the U.S. Dollar, was $0.5 million in the first quarter of FY 2005 compared to $0.4 million in the first quarter of FY2004.

Income Taxes - The provision for income taxes was $6.7 million in the first quarter of FY 2005, compared to $4.7 million in the corresponding period last year. The effective tax rate for the first quarter of FY 2005 was 33.1%, which is comparable to the effective tax rate in the first quarter of FY 2004 of 33.4%.  The slight decrease in the tax rate of 0.3% is due primarily to foreign tax rate differences.

Of the total $6.7 million provision for income taxes recorded in the first quarter of FY 2005, $4.8 million reflects the utilization of income tax assets and $1.9 million represents cash taxes in the quarter. In the corresponding quarter in FY 2004, $3.3 million reflected the utilization of income tax assets and $1.4 million represented cash taxes. The percentage breakdown of the provision for income taxes between the utilization of income taxes and cash taxes in the first quarter of FY 2005 is similar to the corresponding quarter in FY 2004.

We believe under the current facts and circumstances that the effective tax rate for FY 2005 will be similar to the effective tax rate for FY 2004.

Net Earnings - Net earnings was $13.5 million, or $0.15 per diluted share in the first quarter of FY 2005, compared to $9.4 million, or $0.11 per diluted share in the first quarter of FY 2004.  We are organized globally such that many of our expenses are incurred in the same currency as our revenue, which mitigates our exposure to currency fluctuations.  Compared to FY 2004, currency fluctuations - primarily attributable to the British Pound Sterling, Euro, and Australian Dollar versus the U.S. Dollar - had the effect of increasing net income by $0.6 million, or $0.01 per diluted share, in the first quarter of FY 2005.  This net increase resulted from a positive impact on revenue of $3.9 million, offset by a negative impact on expenses of $3.3 million.

Liquidity and Financial Condition

	As at July 31, 2004	As at April 30, 2004	$ change

Cash and cash equivalents	$116,062	$112,550	$3,512
Current assets	187,301	195,192	(7,891)
Total assets	395,153	406,903	(11,750)
Current liabilities	205,882	232,520	(26,638)
Long-term liabilities	36,794	38,312	(1,518)
Total shareholders’ equity	152,477	136,071	16,406

At July 31, 2004, cash and cash equivalents (cash) totalled $116.1 million, compared to $112.6 million at April 30, 2004.

Total assets decreased $11.8 million from $406.9 million at April 30, 2004 to $395.2 million at July 31, 2004.  This decrease was primarily attributable to the reduction in accounts receivable and other receivables related to the continued efforts to improve our days sales outstanding (or DSO’s), and seasonality of our quarterly sales.

Current liabilities decreased $26.6 million from $232.5 million at April 30, 2004, to $205.9 million at July 31, 2004.  This decrease was primarily a result of a reduction in accounts payable and accrued liabilities and deferred revenue.  The decrease in accounts payable and accrued liabilities relates to the FY 2005 first quarter settlement of FY 2004 compensation accruals and legal settlements, as well as a decrease in accounts payable and other accruals.  Deferred revenue is composed of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement, normally one year, and deferred professional services revenue, which is recognized as such services are performed.  The decrease in deferred revenue is due to both our seasonality and attrition.  We continue to see the largest volume of maintenance renewal contracts in the third quarter of our fiscal year, therefore the decrease in deferred revenue in this quarter was expected.

Net Changes in Cash Flow

	Three Months Ended July 31,		$ change 2003 to 2004
	2004	2003

Net cash provided by (used in) operating activities	$2,165	$(520)	$2,685
Net cash (used in) investing activities	(1,019)	(1,450)	431
Net cash provided by (used in) financing activities	1,382	(107)	1,489
Effect of exchange rate changes on cash and cash equivalents	984	875	109
Net increase in cash and cash equivalents	$3,512	$(1,202)	$4,714

Net cash provided by operating activities was $2.2 million in the first quarter of FY 2005, compared to net cash used in operating activities totaling $0.5 million in the first quarter of FY 2004.  The improvement in net cash flow from operating activities was primarily due to net income for the quarter of $13.5 million, a 44.3% increase compared to net income of $9.4 million in the first quarter of last year.

Net cash used in investing activities decreased 29.7% to $1.0 million in the first quarter of FY 2005, compared to $1.5 million in the first quarter of FY 2004.  This decrease is directly attributable to a decrease in restricted cash.

Net cash provided by financing activities was $1.4 million in the first quarter of FY 2005, compared to $0.1 million used in financing activities in the first quarter of FY 2004.  The cash provided in the first quarter of FY 2005 is the direct result of proceeds received from the exercise of stock options.

Contracts and Commitments

We have a credit facility that is collateralized by substantially all of our assets and the assets of certain of our U.S. and Canadian subsidiaries.  This facility is guaranteed by certain of our U.S., Canadian, UK and Hungarian subsidiaries.  The facility is available for our working capital needs and other general corporate purposes and for the needs of our subsidiaries that are parties to the facility agreement.

We do not enter into off-balance sheet financing as a general practice.  Except for operating leases, we have no commitments that are not reflected in our balance sheets.  Commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on our behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers.  Except as otherwise disclosed in the financial statements, we do not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on our assets and liabilities at July 31, 2004.

Foreign Currency Risk

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar.  Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings.  Foreign currency risk can be quantified by estimating the change in cash flows resulting from a hypothetical 10% adverse change in foreign exchange rates.

Risks and Uncertainties

We operate in a dynamic and rapidly changing environment and industry that involve numerous risks and uncertainties.  The following section describes some, but not all, of these risks and uncertainties that may adversely affect our business, financial condition or results of operations.  Additional risks and uncertainties not described below or not presently known to us may also affect our business operations.  If any of these risks actually occurs, our business, financial condition, or results of operations could be seriously harmed.  This section should be read in conjunction with the consolidated financial statements for the quarter ended July 31, 2004 and the audited Consolidated Financial Statements and Notes thereto, and the other parts of this MD&A.  Changes in the risks and uncertainties from the year ended April 30, 2004 have been highlighted in italics and underlined.

We have had losses in the past and may not maintain our current profitability in the future.  The trading price of our common shares may fall if we fail to maintain profitability or generate sufficient cash from operations.

We generated net earnings of $13.5 million for the quarter ended July 31, 2004 and $57.2 million for the year ended April 30, 2004.  Although we had net earnings for the past three years, we had a net loss of $169.4 million for the year ended April 30, 2001.  Our losses have resulted principally from costs incurred to realign our global operations and our conclusion that the goodwill we carried on our consolidated balance sheet was impaired.  We expect to continue experiencing fluctuations in our operating results and cannot assure sustained profitability.

As we grow our business, we expect operating expenses and capital expenditures to increase correspondingly, and as a result, we will need to generate significant revenue to maintain profitability.  We may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods.  If our revenues decline as they have in past years, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly reduced.  A failure to maintain profitability could materially and adversely affect our business.

In FY 2003, we recorded goodwill impairment and net restructuring and other unusual items of $15.1 million related to significant write-downs of goodwill and intangible assets, as well as to restructuring efforts intended to reduce costs and more efficiently organize our operations.

We periodically review the value of acquired intangibles and goodwill to determine whether any impairment exists and could write-down a portion of our intangible assets and goodwill as part of any such future review.  We also periodically review opportunities to more efficiently organize operations, and may record further restructuring charges in connection with any such reorganization.  Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely.

Our revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of our common shares could fall if our revenues or operating results are below the expectations of analysts or investors.

Our revenues and operating results fluctuate significantly from quarter to quarter.  Historically, our revenue in the third quarter of each fiscal year, our quarter ending January 31, has benefited from year-end budget cycles and spending, and we have generated less revenue, and collected less cash, during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season.  These historical patterns may change over time. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with our revenue recognition policies.

Our quarterly revenues and operating results may fluctuate based on a variety of factors, including the following:

•                  the timing of significant orders, and delivery and implementation of our products;

•                  the gain or loss of any significant customer;

•                  the number, timing and significance of new product announcements and releases by us or our competitors;

•                  our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

•                  order cancellations and shipment rescheduling delays;

•                  patterns of capital spending and changes in budgeting cycles by our customers;

•                  market acceptance of new and enhanced versions of our products;

•                  changes in the pricing and the mix of products and services that we sell and that our customers demand;

•                  the demand for our products and the market conditions for technology spending;

•                  seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

•                  the level of product and price competition;

•                  the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

•                  the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

•                  the timing of any acquisitions and related costs;

•                  changes in personnel and related costs; and

•      legal proceedings in the normal course of business.

In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications.  These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter.  In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control.  A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital.  As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors.

If our revenues or operating results fall below the expectations of financial analysts or investors, the trading price of our common shares could fall.  As a result of the foregoing factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful.  You should not rely on these comparisons to predict our future performance.

We experience customer attrition, which could affect our revenues more adversely than we expect, and we may be unable to adapt quickly to such attrition.  Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of our common shares.

We expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance support contracts with customers of our software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in our customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us.  Customer attrition occurs for a variety of reasons, including a customer’s decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider, or to forgo maintenance altogether.  It can also occur when a customer is acquired or ceases operations.

To date, we have experienced relatively predictable and stable customer attrition.  We have been able to replace portions of revenue lost through attrition with new revenue from maintenance and professional services associated with new license sales and from maintenance support contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability of competitors’ products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition.  Should the rate of customer attrition exceed our expectations, we may be unable to replace the lost revenue or to reduce our costs sufficiently or in a timely enough fashion to maintain profitability.  In such circumstances, higher than expected customer attrition could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to realize our growth strategy if we are unable to identify other suitable acquisition opportunities.

We believe, based on feedback from our industry and internal analysis, that our future success depends upon our ability to make additional worthwhile acquisitions to offset the effect of customer attrition, such as our recent acquisitions of Extensity and Comshare.  If we cannot make additional worthwhile acquisitions, our revenues and stock price will likely decline.  We cannot be certain that we will be able to identify additional suitable acquisition candidates available for purchase at reasonable prices, to consummate any acquisition.  When evaluating an acquisition opportunity, we cannot assure you that we will correctly identify the risks and costs inherent in the business that we are acquiring.  In addition, to achieve desired growth rates as we become larger, acquisition candidates are likely to be larger and may continue to include public companies. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business.  If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Our inability to successfully integrate other businesses that we acquire may disrupt our operations or otherwise have a negative impact on our business.

We made one acquisition in FY 2004 and two acquisitions during FY 2003.  We made numerous acquisitions prior to FY 2002, including eleven during FY 2000.  We are frequently in formal or informal discussions with potential acquisition candidates and may make additional acquisitions of, or large investments in, other businesses that offer products, services, and technologies that we believe would complement our products and services.  Integration of our completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management’s attention from, and disruption of, our ongoing business; failure to successfully integrate the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from businesses that we acquire; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect.  Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; unanticipated costs or liabilities; and other factors.  If we are unable to integrate future acquisitions successfully, our business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by our customers could harm our business.

The purchase of some of our products, particularly our EAS products, and the related professional services may involve a significant commitment of resources and costs for our customers.  As a result, our sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures.  For these and other reasons, the sales cycle associated with the license of our products, renewal of maintenance agreements, and sale of related professional services varies substantially from contract to contract and from customer to customer.  The sales cycles for our products vary by product and application, and may range up to a year or more for large, complex installations.  We may experience delays over which we have no control and which further extend that period.  During the process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies.  If we are unsuccessful in generating offsetting revenues during these sales cycles, our revenues and earnings could be substantially reduced or we could experience a large loss.  Any significant or ongoing failure to ultimately achieve sales as a result of our efforts, or any delays or difficulties in the implementation process for any given customer could have a negative impact on our revenues and results of operations.

Demand for our products and services fluctuate rapidly and unpredictably, which makes it difficult for us to manage our business efficiently and can reduce our gross profits, profitability and market share.

We depend upon the capital spending budgets of our customers.  World economic conditions have, in the past, adversely affected our licensing and maintenance revenue. The continued weakness in our revenues from sales of new licenses of our enterprise applications systems appears to be consistent with the experience of other participants in our industry.  If economic or other conditions reduce our customers’ capital spending levels, our business, results of operations, and financial condition may be adversely affected.  There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in our markets will depend on a general recovery in information technology spending.  Growth prospects for our existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems.  Currently, our sales data and observations within the industry indicate that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

In addition, the purchase and implementation of our products can constitute a major portion of our customers’ overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions.  Prolongation of the current economic downturn or other difficulty in the economies where we license our products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on our business, financial position, operating results, or cash flows.  In particular, our financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where we derive a substantial portion of our revenue.

We face significant competition from other providers of enterprise applications software and systems, which may reduce our market share or limit the prices we can charge for our systems and services.

The enterprise resource planning market in which we compete is maturing and is deeply penetrated by large independent software suppliers, such as Microsoft, Oracle Corp., Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, PeopleSoft, Inc., SAP AG, SSA Global and Intentia, and many other suppliers selling to small and mid-sized customers. As a result, competition is intense, and significant pricing pressure exists.  The intensity of this competition increases as demand for products and services, such as those offered by us, weakens.  To maintain and to improve our competitive position, we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features, and services.  In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications.  Although we have experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for our maintenance services, as customers could either decide to replace our software applications with a competitor’s applications or to enter into a maintenance contract with a third party to service their software.

We anticipate additional competition as other established and emerging companies enter the market for our products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to that of our products that are based on older technology.  In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.  Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.  This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share.  In addition, variances or slowdowns in our new licensing revenue may negatively impact our current and future revenue from services and maintenance, since such services and maintenance revenues typically depend on new license sales.

Our competitors may have advantages over us that may inhibit our ability to compete effectively.

Many of our competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than we do.  The products of some of our competitors are based on more advanced product architectures or offer performance advantages compared with our more mature EAS and ISA products.  Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than we are able to do.  Many competitive factors affect the market for our products and our ability to earn maintenance, professional services and new license revenue.  Some of these factors are: vendor and product reputation; expertise and experience in implementing products in a particular customer’s industry sector; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability.  Our inability to compete effectively based on any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.  Not all of our existing products compete equally well with respect to each of these factors.  To the extent that we conclude that one or more of our existing products are unable to compete effectively, we may reduce the amount of product development, sales and marketing and other resources that we devote to that product.  This could result in customer dissatisfaction, increased customer attrition rates and a decline in revenues from that product, each of which could have a material adverse effect on our business, results of operations, and financial condition.

Our business may be impacted by the recent consolidation trend in the software industry.

Our experience has indicated that there is a recent trend in the software industry generally, and the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments.  This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than we do.  As a result of this consolidation trend and the fact that there may be fewer participants in the industry or in each segment, competition may increase and pricing pressure on our products may intensify.  Industry participants with a broader range of product offerings may be better able to meet customers’ needs and win new business.  In addition, as a result of this trend, customers’ buying patterns may be impacted.  The uncertainty in the market created by this trend may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced.  To the extent we are unable to capitalize on this consolidation trend, it could have a material adverse effect on our business, results of operations, and financial condition.

Our rapid growth through acquisitions has placed significant demands on our management resources and operational infrastructure.  Any failure to manage growth effectively may lead to a disruption in our operations and a resulting decline in profitability.

In recent years, we have experienced substantial growth, primarily through acquisitions, which have significantly expanded our operations. We have made 33 acquisitions between May 1, 1996, and April 30, 2004, and plan to continue to make acquisitions in the future.  This growth and expansion have placed, and will continue to place, a significant demand on our management resources.  To manage growth effectively, we must maintain a high level of quality, efficiency and performance and must continue to enhance our operational, financial, and management systems and to attract, train, motivate and manage employees.  We may not be able to effectively manage this expansion and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses.  Any such decline in profitability could lessen the trading price of Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among our employees, customers and potential customers, which could harm our business.

We have in the past divested, and may in the future consider divesting certain portions of our business.  Any divestitures would result in a short-term reduction in revenue and could harm our results of operations if we were not able to reduce expenses accordingly or to generate offsetting sources of revenue.  To the extent that our consideration of these potential divestitures became known prior to their completion, we could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase our products and services during this period.  In addition, we might face the risk that we may be unable to retain qualified personnel within that business division during this period.  These risks could prevent us from successfully completing on favourable terms, or at all, divestitures that would otherwise be beneficial to us, and may in the process weaken business divisions that we are considering for divestiture.  Any of these events could result in a loss of customers, revenues, and employees and could harm our results of operations.

Our international operations expose us to additional risks, including currency-related risk.

We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties.  We derived more than 95 percent of our total revenue from sales outside Canada in each of FY 2004 and FY 2003.  Our most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which our revenues constituted more than 10 percent of our total worldwide revenues during FY 2004 and FY 2003.  Historically, our Canadian sales and expenses have been denominated in Canadian dollars, and our non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions.  Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency.  To date, we have not used forward, exchange contracts to hedge exposures denominated in non-U.S. currencies, or any other derivative financial instrument for trading, hedging, or speculative purposes.

Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs.  We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.  In addition, fluctuations in exchange rates could affect the demand for our products.  Additional risks we face in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Seasonal trends in sales of our software products may result in periodic reductions in our cash flow and impairment of our operating results.

Seasonality in our business could result in our revenues or cash flows in a given period being less than market estimates.  Seasonality could also result in quarter-to-quarter decreases in our revenues or cash flows.  Our revenues and operating results in our January quarter have tended to benefit from customer spending related to calendar year end budget cycles.  Most of our maintenance contract renewals occur on a calendar year basis.  Accordingly, cash receipts from maintenance contract renewals are highest in the January quarter and lowest in the July and October quarters.  These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse.  Our European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets.  For example, our July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season.

Impact of geopolitical and other world or local events may have a significant effect on our operations.

Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our sales and other personnel.  In addition to the general uncertainty that these events or the perceived threat of these events could have on the demand for our products and services, the ability of our personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected.  The sales cycle for our products includes a period of education for potential customers on the use and benefits of our products and services, as well as the integration of our products and services with additional applications utilized by individual customers.  Any disruption in the ability of our personnel to travel could have a material and adverse impact on our ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition.  In addition, these events or the perceived threat of these events may require us to reorganize our day-to-day operations to minimize the associated risks.  Any expense related to the reorganization of our day-to-day operations, even on a short-term basis, could also have a material adverse effect on our business, results of operations and financial condition.

If we cannot attract and retain qualified sales personnel, customer service personnel, and software developers, we may not be able to sell and to support our existing products or to develop new products.

We depend on key technical, sales, and senior management personnel.  Many of these individuals would be difficult to replace if they were to leave our employment.  In addition, our success is highly dependent on our continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees.  Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees.  Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

Our future growth depends, in part, upon our ability to develop new products and to improve existing products.  Our ability to develop new products and services and to enhance our existing products and services will depend, in part, on our ability to recruit and to retain top quality software programmers.  If we are unable to hire and to retain sufficient numbers of qualified programming personnel, we may not be able to develop new products and services or to improve our existing products and services in the time frame necessary to execute our business plan.

Our executive officers are critical to our business, and these officers may not remain with us in the future.

Our future success largely depends on the continued efforts and abilities of our executive officers.  Their skills, experience, and industry contacts significantly benefit us.  Although we have employment and non-competition agreements with Charles Jones, our President and Chief Executive Officer; Donna de Winter, our Chief Financial Officer; James Travers, President, Geac Americas; and Timothy Wright, our Chief Technology Officer and our Chief Executive of Europe and Asia-Pacific; we cannot assure you that they or our other executive officers will all choose to remain employed by us.  If we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed.  We do not maintain key-man life insurance on any of our employees.

The market for our software products is characterized by rapid technological advances, and we must continually improve our technology to remain competitive.

Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry.  Our current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings.  In addition, the life cycles of our products are difficult to estimate.  Accordingly, we believe that our future success depends upon our ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on our ability to enable our products to work in conjunction with other products from other suppliers that our customers may utilize.  Our failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition.  We may be unable to respond on a timely basis to the changing needs of our customer base, and the new applications we design for our customers may prove to be ineffective.  Our ability to compete successfully will depend in large measure on our ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our software products with evolving computer hardware and software platforms and operating environments.  We cannot assure you that we will be successful in these efforts.  In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.  If we were required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

As a part of our business strategy, we have and intend to continue to form collaborative relationships with other leading companies to increase new license revenue.  Our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies.  We cannot assure you that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful.  In addition, we cannot assure you that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products.  Such parties may also be reacquired by our competitors to terminate our relationship or they may experience financial or other difficulties that lessen their value to us and to our customers.  Our financial condition or results of operations may be adversely affected by our failure to establish and maintain collaborative relationships.

We may become increasingly dependent on third-party software incorporated in our products, and, if so, impaired relations with these third parties, errors in third-party software, or their inability to enhance the software over time could harm our business.

We incorporate third-party software into our products.  Currently, the third-party software we use includes several products from IBM, including Websphere Application Server, Websphere Commerce Suite, HACP, and MQSeries.  Other third-party software incorporated by us in our products includes Impromptu, FRx Professional Edition and

Enterprise Edition, NetManage Rumba, Applix iSales, Jacada, Brio Brio.Report, Rogue Wave Software Tools.h++, FileNET Panagon, Captaris RightFax, Microsoft ClearLead, Microsoft.net, Lombardi TeamWorks, IBI WebFOCUS, John Galt Forecasting, Pervasive Pervasive.SQL, Inxight Hyperbolic Tree, Summit BasciScript, application server software licensed from BEA Systems, off-line database software from Pointbase, reporting software from Business Objects, and Java Web Start from Sun Microsystems.  We may incorporate additional third-party software into our products as we expand our product lines.  The operation of our products would be impaired if errors occur in the third-party software that we license.  It may be more difficult for us to correct any errors in third-party software because the software is not within our control.  Accordingly, our business may be adversely affected in the event of errors in this software.  Furthermore, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software.

We may be unable to protect our proprietary technology and that of other companies we may acquire, which could harm our competitive position.

We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect our proprietary rights.  Despite our efforts to protect our proprietary rights in our intellectual property and that of other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary.  Policing unauthorized use of our technology, if required, may be difficult, time consuming, and costly.  Our means of protecting our technology may be inadequate.

Third parties may apply for patent protection for processes that are the same as or similar to our processes, or for products that use the same or similar processes as our products.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and to use information that we regard as proprietary.  Third parties may also independently develop similar or superior technology without violating our proprietary rights.  In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

Trademark protection is an important factor in establishing product recognition. Our inability to protect our trademarks from infringement could result in injury to any goodwill, which may be developed in our trademarks.  Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products.  Although we believe that our products and technology do not infringe proprietary rights of others, litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights.  Any claims or litigation can be time consuming and expensive regardless of their merit.  Infringement claims against us could cause product release delays, require us to redesign our products or to enter into royalty or license agreements that may not be available on terms acceptable to us, or at all.

Product development delays could harm our competitive position and reduce our revenues.

If we experience significant delays in releasing new or enhanced products, our position in the market could be harmed and our revenue could be substantially reduced, which would adversely affect our operating results.  We have experienced product development delays in the past and may experience delays in the future.  In particular, we may experience product development delays associated with the integration of recently acquired products and technologies.  Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of our current or future products to conform to customer and industry requirements.

If our customers demand performance guarantees, the costs and risks associated with offering our products and services will increase.

We and our competitors are being requested, with increasing frequency, to provide specific performance guarantees with respect to the functionality of certain aspects of our software.  Similarly, we have been requested to quote fixed-price bids for professional services.  These requests present risks, because no two implementations of our software are identical, and therefore we cannot accurately predict precisely what will be required to meet these performance standards.  If this trend continues, our profitability may be affected if we are required to spend more to meet our commitments.

Our software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

As a result of their complexity, software products may contain undetected errors or failures when entering the market.  Despite testing performed by us and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products.  In these circumstances, we may be unable to successfully correct the errors in a timely manner or at all.  The occurrence of errors and failures in our products could result in negative publicity and a loss of, or delay in, market acceptance of those products, which could reduce revenue from new licenses and lead to increased customer attrition.  Alleviating these errors and failures could require significant expenditure of capital and other resources by us.  The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition.

Because many of our customers use our products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers.  Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our products or the provision of services.  We have in the past been, and may in the future continue to be, subject to these kinds of claims.  Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs.  Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition.  In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of our AppCare service, Extensity products, and Interealty subsidiary are dependent on the uninterrupted operation of our data centers.  Any unexpected interruption in the operation of our data centers could result in customer dissatisfaction and a loss of revenues.

The hosting services offered by our AppCare remote application management service, Extensity products, Anael, Local Government and Interealty subsidiary depend upon the uninterrupted operation of our data centers and our ability to protect computer equipment and information stored in our data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events.  If any of our data centers were to become inoperable for an extended period we might be unable to provide our customers with contracted services.  Although we take what we believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

In addition, if customers determine that our hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or, if for any other reason, customers fail to accept our hosted products for use on the Internet or on a subscription basis, our business will be harmed.  As a provider of hosted services, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet.  There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible.  Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business.  In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations.  We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches.  Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information.  Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm our business, operating results and financial condition.

As Internet commerce evolves, we expect that federal, provincial, state or foreign agencies will adopt new regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services.  It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally and reduce demand for our products and services.

Our shareholder protection rights plan may discourage take-over attempts.

We have adopted a shareholder protection rights plan pursuant to which one right for each Geac common share has been issued.  The rights represent the right to purchase, subject to the terms and conditions of the rights plan, Geac common shares that would have the effect of diluting the interests of potential acquirers.  The rights plan may have an anti-take-over effect and discourage take-over attempts not first approved by our board of directors or made in accordance with the terms of the plan.

Our subsidiary, Extensity, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

Extensity, a subsidiary that we acquired in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which would be funded by the issuers’ insurers.  The settlement is subject to approval by the Court.  This action may divert the efforts and attention of our management and, if determined adversely, could have a material impact on our business, financial position, results of operations and cash flows.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

We may have to defer revenue recognition due to several factors, including whether:

•      we are required to accept extended payment terms;

•      the transaction involves contingent payment terms or fees;

•                the transaction involves acceptance criteria or there are identified product-related issues; or

•                  license agreements include products that are under development or other undelivered elements.

Because of the factors listed above and other specific requirements for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services.  Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We may have exposure to additional tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in Canada, the United States and various foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities.  Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities.  In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain.  Although we strive to ensure that our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods.

We also have exposure to additional non-income tax liabilities.  We are subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in Canada, the United States and various foreign jurisdictions.  We are regularly under audit by tax authorities with respect to these non-income taxes.

Terrorist attacks or hostilities could harm our business.

Actual or threatened terrorist attacks or military actions, and events occurring in response to those developments, may reduce the amount, or delay the timing of, capital expenditures by corporations for information technology. Accordingly, we cannot be assured that we will be able to increase or maintain our revenue.  In addition, any increase in terrorist activity or escalation of military action may disrupt our operations or the operations of our customers, which could adversely affect our business, financial condition or operating results.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to stock exchange standards, we may be required to hire additional personnel, make additional investment in our infrastructure and we are utilizing more outside legal, accounting and advisory services than in the past, all of which will cause our general and administrative costs to increase.  Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase.  Proposed changes in the accounting rules could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Critical Accounting Estimates

Certain accounting estimates are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management.  An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.  After consultation with our internal and external financial advisors, we believe that there have been no significant changes in our critical accounting estimates since April 30, 2004 to what was previously disclosed in the Annual MD&A.

Changes in Accounting Policies

There have been no significant changes in our accounting policies since April 30, 2004